ENERGY TRANSFER OPERATING, L.P.

8111 Westchester Drive, Suite 600

Dallas, Texas 75225

(214) 981-0700

March 18, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Karina Dorin Office of Natural Resources

Re:	Energy Transfer Operating, L.P. Registration Statement on Form S-4 File No. 333-229843

Ladies and Gentlemen:

Energy Transfer Operating, L.P. (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement to 4:00 P.M., Washington, D.C. time, on March 20, 2019 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time.

Very truly yours,

ENERGY TRANSFER OPERATING, L.P.

By:	Energy Transfer Partners GP, L.P. its general partner

By:	Energy Transfer Partners, L.L.C. its general partner

/s/ Thomas E. Long
By:	Thomas E. Long
Chief Financial Officer

SUNOCO LOGISTICS PARTNERS OPERATIONS, L.P.

By:	Sunoco Logistics Partners GP LLC its general partner

/s/ Thomas E. Long
By:	Thomas E. Long
Chief Financial Officer

Cc:	William N. Finnegan IV, Latham & Watkins LLP
Debbie P. Yee, Latham & Watkins LLP